

Mail Stop 4631

April 21, 2010

Via U.S. mail and facsimile

Mr. David P. Tusa
Executive Vice President and Chief Financial Officer
Sharps Compliance Corporation
9220 Kirby Drive, Suite 500
Houston, Texas 77054

> RE: Form 10-K for the year ended June 30, 2009
>   Form 10-Q for the period ended December 31, 2009
>   Definitive Proxy Statement on Schedule 14A filed October 23, 2009
>   File No. 1-34269

Dear Mr. Tusa:

We have reviewed your response letter dated April 15, 2010 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009

General

1. We note your response to comment two in our letter dated March 17, 2010. However, we continue to believe that your business is substantially dependent on this contract. In this regard, we note that this contract represented approximately 74% and 72%, respectively, of your revenues for the quarters ended December 31, 2009 and September 30, 2009. Thus, as previously requested, please file this contract on EDGAR with your next periodic report or with a current report on

Form 8-K. See Item 601(b)(10)(ii) of Regulation S-K. Further, please note the following:

- If you believe there is competitively sensitive information in the contract, you may file an application for confidential treatment pursuant to Rule 24b-2 under the Exchange Act, which sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under the Exchange Act. Please also refer to Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance's views regarding the proper preparation of a request for confidential treatment.

- If you believe that you are not permitted to file the contract according to federal statutes related to homeland security, please identify the specific statutes to which you refer and provide us a detailed analysis explaining why these statutes provide you with a valid basis for excluding the contract as an exhibit to your filing.

- If you believe that the contract has been classified by a U.S. Government department or agency for protection of national defense or foreign policy interests, please provide us the information required by Rule 0-6 under the Exchange Act.

2. In addition to the draft disclosure that you plan to provide in your Management's Discussion and Analysis and Risk Factors sections of your amended Form 10-K, please provide comparable disclosure in your Description of Business section regarding the material terms of your $40 million U.S. Government contract, such as the multi-year option structure of the contract as well as the U.S. Government's right to unilaterally terminate or renegotiate the contract terms.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-

3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief